Exhibit (r)(2)

Stellus Capital Management, LLC (“Stellus” or the “Firm”) places the highest value on ethical business practices and has adopted the following code of ethics (“Code”) that establishes the standard of business conduct that all employees must follow. In accordance with our high ethical standards and in order to assist the Firm in meeting its obligations as an investment adviser, the Firm’s Code incorporates the following general principles:

▪	Recognizes the Firm’s fiduciary duty and requires all employees to act at all times in the best interests of clients.

▪	Conduct Firm business and personal securities transactions in a manner consistent with the Code, which includes avoiding any actual or potential conflicts of interest and any abuse of an employee’s position of trust and responsibility.

▪	Avoid taking any inappropriate advantage of one’s position at the Firm.

▪	Maintain confidentiality of information concerning the Firm’s investment recommendations and client holdings and transactions.

▪	Provide complete and accurate disclosure of all material conflicts-of-interest.

The Firm believes that these general principles not only help the Firm fulfill its obligations undertaken as an investment adviser, but also protect the Firm’s reputation and instill in its employees the Firm’s commitment to honesty, integrity, and professionalism. Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth or described below.

Persons Covered by the Code of Ethics

All parts of this Code apply to all employees of the Firm. For purposes of the Code, all employees are supervised persons (“Supervised Persons”). Supervised Persons also include partners, officers, or directors (or other persons occupying a similar status or performing similar functions) of the Firm; any other person who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control.

Each Supervised Person is required to provide a written acknowledgement of receipt of the Code and of each subsequent amendment to the Code.

Compliance with Applicable Securities Laws

In addition to the general principles of conduct stated in the Code and the specific trading restrictions and reporting requirements described below, the Code requires all Supervised Persons to comply with applicable U.S. federal securities laws. These laws, as they apply to private investment funds and investment advisers, include, without limitation, the Securities Act of 1933; the Securities Exchange Act of 1934; the Investment Advisers Act of 1940; the Bank Secrecy Act; and the Dodd-Frank Wall Street Reform and Consumer Protection Act; and any rules adopted by the Securities and Exchange Commission or the U.S. Department of the Treasury under these or other applicable statutes. The Code also requires all employees to comply with the applicable securities laws of any other countries in which they are conducting Firm business.

Confidentiality

The Firm generates, maintains, and possesses non-public information that must be held strictly confidential by employees. This information includes, without limitation, offering memoranda, investor and client lists, information about investors and clients generally, investment positions, research analyses and trading strategies, investment performance, internal communications, legal advice, and computer access codes, as well as all “Confidential Information” and “Confidential Applicability Information,” as such terms are defined in an employee’s employment agreement. Employees may not use any confidential or proprietary information for their own benefit or for the benefit of any party other than the Firm. In addition, employees may not disclose confidential or proprietary information to anyone outside the Firm, except in connection with the business of the Firm in a manner consistent with the Firm’s policies and interests or as required by applicable law, regulation, or legal process after notice to the CCO. Failure to maintain the confidentiality of this information may have serious detrimental consequences for the Firm, its clients, and the employee who breached the confidence. Please note that these confidentiality obligations are in addition to those outlined in each employee’s employment agreement and do not modify or amend the terms of the employment agreement. Employees should consult their employment agreements to ensure they are abiding by the agreements’ terms.

1 | Page

Reporting Misconduct

As required by the Firm’s Internal Reporting policy, employees must promptly report any violation or suspected violation of applicable law, the Code, the Firm’s Investment Adviser Compliance Manual and other internal policies, or any other business-related misconduct by reporting it to the CCO. The policy requires each employee to report violations or suspected violations, whether committed by oneself or by another employee, and regardless of whether the violations are inadvertent or intentional. Any reports will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation. Employees who report a violation or raise a concern in good faith will not suffer harassment, retaliation, or adverse employment consequence.

Sanctions for Violations of the Code of Ethics

Any violation of any provision of the Code may result in disciplinary action. The CCO will determine the appropriate disciplinary action on a case-by-case basis and, when appropriate, after consultation with outside counsel. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement, suspension, demotion, or termination of employment.

Administration of the Code of Ethics

The CCO will review all reports submitted pursuant to the Code, including personal and related transaction reports of Access Persons, to ensure transactions are consistent with the policies set forth in the Personal Securities and Commodities Transactions policy and do not otherwise indicate any improper activities. Compliance also will ensure that all books and records relating to the Code are properly maintained as required by applicable securities laws.

Please contact the CCO with any questions relating to this Code.

Personal Account Trading Policy

Overview

Stellus monitors activity in employee and employee-related accounts. An employee-related account is any account (i) in which a Firm employee has a direct or indirect financial interest or (ii) over which the employee has the power, directly or indirectly, to make investment decisions or exercise control. Examples of employee-related accounts may include, without limitation, joint accounts, accounts of one's spouse, accounts of minor children, and trusts where the employee is a trustee or has a beneficiary interest.

This section describes the Firm's policy pertaining to employee and employee-related account transactions.

Stellus’ trading policy is that employees may not personally trade in securities other than U.S. Treasury bills, U.S. Treasury bonds, U.S. government agency securities (such as FNMAs), municipal bonds, money market instruments (such as bankers' acceptances and bank CDs), ETFs (including those structured as open-end registered investment companies) and mutual funds (U.S. open-end registered investment companies).

Stellus acknowledges that as of January 3, 2012, its employees may have held securities in brokerage or other accounts which had been reported top DESCO under the DESCO policies. These employees may hold these positions indefinitely or may sell then at any time with the prior approval of the CCO. Pre-approval of transactions in an account over which an employee does not have discretion is not required.

Disclosure of Accounts

General Requirements

Upon commencing employment with the Firm, all new employees are required to disclose their personal and related securities and commodities accounts maintained at a domestic or foreign broker-dealer, investment advisor, bank, or other financial institution. In addition, current employees are required to notify the CCO of any new personal or related account(s) as soon as possible after the opening of such account(s). Brokers of all above-mentioned accounts will be instructed to send copies of all trade confirmations and periodic account statements to Compliance for review.

Please note that the policies pertain only to the personal and related accounts over which the employee has the power, directly or indirectly, to make investment decisions or exercise control; however, all personal and related accounts will be monitored for potential conflicts of interest (and thus must be disclosed).

2 | Page

Additional Requirements

Employees must also notify the CCO if they:

▪	hold any securities outside their personal and related accounts including:

o	physical certificates;

o	stock options;

o	direct purchase plans; and

o	closed-end registered investment companies purchased and held by a fund distributor

▪	hold five percent or more of the outstanding shares of any public company

Employees holding five percent or more of the outstanding shares of any public company also:

▪	have an ongoing obligation to notify the CCO if they become aware of any business relationship between such public company and the Firm, or any potential conflict of interest arising from such a relationship;

▪	should not be involved with arranging or negotiating the terms of any business relationship between the public company and the Firm unless approved by the CCO; and

▪	should not be engaged in any transactions with such public company on behalf of the Firm unless approved by the Compliance.

Firm employees with private placement investments or any investment that is not available to the general public should refer to the Firm's policy on Private Securities Transactions.

Exception to Account Disclosure Requirement

Accounts that permit holdings of only U.S.-registered, open-end investment companies (commonly referred to as "Mutual Funds") need not be disclosed.

Additional Requirements Regarding Private Placements

Employees considering participating in private placement investments or any investment that is not available to the general public should refer to the Firm's policy on Private Securities Transactions.

Monitoring and Surveillance

The CCO will actively monitor adherence to this policy.

Policy and Procedures to Detect and Prevent Insider Trading

Employees of the Firm1 obtain or learn information from a variety of sources in the normal course of their business and research activities. Section 10(b) of the Securities Exchange Act of 1934 (the “Act”) and Rule 10b-5 promulgated thereunder make it unlawful for any person to employ, either directly or indirectly, any “manipulative or deceptive devices” in connection with the purchase or sale of any security. As set forth in Rule 10b5-1, the “manipulative and deceptive devices” prohibited by Section 10(b) of the Act include, among other things, the purchase or sale of a security of any issuer on the basis of material nonpublic information (“MNPI”). The Insider Trading and Securities Fraud Enforcement Act of 1988 requires all broker-dealers and investment advisers to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of MNPI. Persons who are in possession of MNPI are prohibited from communicating such information to others or trading on the basis of such information, either personally or on behalf of others (“insider trading”). This memorandum sets forth the Firm’s policy and procedures regarding insider trading.

Policy Statement on Insider Trading

Stellus strictly prohibits any employee from trading, either personally or on behalf of others, including Clients, on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to all Firm employees and extends to activities within and outside their duties at the Firm. Every employee must read and retain this policy statement. Any questions regarding the Firm’s policy and procedures on insider trading should be directed to the CCO.

1 For purposes of this policy, the Firm is defined as all entities in the DESCO group. For questions concerning insider trading liability outside the U.S., Firm employees should follow the general guiding principles outlined in this policy, consult the relevant Firm Compliance manual for that jurisdiction, and contact the Control Room or another member of Compliance.

3 | Page

The CCO should be consulted on all matters concerning the possible receipt and treatment of potential MNPI. The CCO or designee shall be responsible for:

▪	Establishing procedures to identify, track, and monitor MNPI;

▪	Implementing and communicating trading restrictions and information barriers, and conducting related surveillance; and

▪	Advising staff on Firm policy and law with respect to insider trading issues.

Elements of Insider Trading

While the law concerning insider trading continues to evolve, it is generally understood to prohibit the following:

Trading of securities by an insider (see definition below) of a company while in possession of MNPI about the company;

Trading of securities by a non-insider, while in possession of MNPI about a company, where the information either (i) was disclosed to the non-insider in breach of an insider's duty to keep it confidential or (ii) was misappropriated by the non-insider; or

Communicating MNPI to others who may either (i) trade such securities or (ii) pass the information to others who would do so (“tipping”).

The following guidelines may be helpful in determining whether information is nonpublic or material, but you should contact the Control Room to ultimately make such determinations.

Who is an Insider?

The concept of “an insider” is broad. It includes partners, officers, directors, and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to certain information. A temporary insider of a company can include, among others, attorneys, accountants, consultants or similar information providers, bankers, bank lending officers, and the employees of such organizations. In addition, the Firm may become a temporary insider of a company it advises or for which it performs other services.

What is Material Information?

”Material information”, for purposes of this policy, is information for which there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision about a company or information that is reasonably likely to have an effect on the price of a company’s securities.2 Information that may be material includes, but is not limited to, the following: dividend changes, capital raises, earnings estimates, changes in previously released earnings estimates, merger or acquisition proposals or agreements, major litigation, liquidation problems, certain unpublished research reports or models, and extraordinary management developments.

Material information does not have to relate to a company’s business. For example, in a 1987 case, the Supreme Court considered material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not. Likewise, information about the contents of a forthcoming research report, including the research models contained in such reports, if reasonably likely to have an effect on the price of a company’s securities, may be material information. Thus the receipt of any such information should be discussed with the Control Room as soon as it is received.

2 Outside the U.S., “material information” is often referred to as “price-sensitive information”.

4 | Page

What is Nonpublic Information?

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in reports filed with the SEC and available through EDGAR, press releases issued by the relevant company, or reports of such press releases or filings appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public. Rumors and “market chatter” are not generally considered adequate public dissemination under the law.

Penalties for Insider Trading

Criminal and civil penalties for trading on or communicating MNPI are severe, both for individuals involved in such unlawful conduct and for their employers. A person can be subject to some or all of the following penalties even if he does not personally benefit from the violation: civil injunctions, treble damages, disgorgement of profits, jail sentences, revocation of one’s securities license and permanent bar from working in the securities industry, permanent bars from serving as an officer or director of a public company, fines for the person who committed the violation, and fines for the employer or other controlling person.

In addition to these regulatory penalties, any violation of this policy can be expected to result in sanctions by the Firm, including dismissal of the person or persons involved.

Procedures to Implement the Firm’s Policy Prohibiting Insider Trading

The following procedures have been established to aid the Firm in preventing, detecting, and imposing sanctions against insider trading. The Firm will hold its employees to a high standard in determining whether an employee knew or should have known that the source of information was an insider, a temporary insider, someone who had stolen or misappropriated MNPI from another, or some other person acting improperly.

Before trading for yourself, others, or any accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

Is the information material? Is there a substantial likelihood that a reasonable investor would consider the information important in making an investment decision? Is this information that is reasonably likely to have an effect on the price of a company’s securities?

Is the information nonpublic? Has the information been effectively communicated to the marketplace through a press release issued by the relevant company, regulatory filing available on EDGAR, or a report of such press release or filing appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation?

If, after consideration of the above, (i) you believe that the information you have is MNPI; (ii) doubt remains as to whether the information in your possession is material or nonpublic; or (iii) a reasonable person could believe the information in your possession is MNPI, you should:

•	Immediately contact the Control Room;

•	Not purchase or sell the company’s securities or related instruments on behalf of yourself, others, or accounts managed by the Firm; and

•	Not communicate the information inside or outside the Firm, other than to the Control Room (or on a “need to know basis” as described below).

As a Firm employee, you are under an ongoing obligation to contact the CCO promptly if there is any reason to believe that the information in your possession is MNPI. If there is any question as to the applicability or interpretation of these procedures, the issue must be discussed with the CCO.

5 | Page

After the CCO has reviewed the issue, you may be instructed to continue the above prohibitions against trading and communication, or if the CCO deems the information to not have been MNPI you will be allowed to resume normal activities.

Notification to the CCO

In general, the CCO must be notified in a number of different situations involving the receipt or potential receipt of MNPI, including if you:

•	Receive information that you believe may be MNPI:

•	Expect or wish to receive MNPI;

•	Wish to enter into a confidentiality agreement for a transaction involving a company that (i) has issued public securities (e.g., public equity or debt) or (ii) is related to a public issuer (i.e., has a public parent, subsidiary, or affiliate);

•	Wish to participate on a bankruptcy or other committee (e.g., a bondholder, steering or creditor committee);

•	Are considering serving on the board of directors of a public company;

•	Inadvertently come into possession of MNPI.

Depending on the particular circumstance, the CCO will:

Assess any information already in your possession or which you might be expected to receive;

Confirm whether the subject company or any related companies have publicly traded securities; and

Assess and impose any trading restrictions that may be required.

The “Need to Know” Principle

It is essential that all employees safeguard any MNPI received and that you share MNPI only on a strict “Need to Know” basis within the Firm. The “Need to Know” principle mandates that information be communicated within the Firm only if the recipient: (1) has a legitimate business need to know the information in connection with Firm duties, and (2) has no responsibilities or duties that are likely to give rise to a conflict of interest or misuse of the information.

Handling of Material, Nonpublic Information

Where you possess MNPI for a permitted Firm purpose, care must be exercised in discussing MNPI outside the department in which you are engaged, as well as outside the office. Special care should be exercised both in public and private to ensure that casual conversation or the display of documents does not lead to the inadvertent disclosure of such information. As with all discussions about the Firm’s business, you should use extreme caution when discussing MNPI in places such as elevators, hallways, and taxis. Strict care should also be taken so that MNPI is secure. For example, files containing MNPI should be sealed, and access to computer files containing MNPI should be restricted.

Inadvertent Receipt of MNPI

As discussed above, you may inadvertently receive MNPI from a third party, whether in the ordinary course of employment or otherwise. In order to avoid inadvertently receiving MNPI, you should generally not seek to obtain information about a publicly traded company from a third party (i) who may reasonably be expected to possess MNPI about such publicly traded company (e.g., an investment banker), or (ii) who may reasonably be expected to owe a duty to keep such information confidential (each an “Informed Third Party”). The CCO should be contacted prior to any communication with an Informed Third Party. The CCO may prohibit the communication, consider placing trading restrictions on the Firm, or implement certain controls around such communications.

Please note that discussions regarding general sector or industry information are permissible without CCO approval.

6 | Page

Restricted List

The Restricted List is a strictly confidential list of securities in which the activities of the Firm (and its employees) are limited due to regulatory, confidentiality, or other concerns. Type 1 Restricted List securities are generally prohibited from being traded by the Firm’s trading desks and by Firm employees. Under no circumstances should an employee disclose to any third party the fact that a company appears on the list, unless authorized by the CCO to do so.

Resolving Issues Concerning Insider Trading

If, after consideration of the items set forth above, doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of this policy or the related procedures, as discussed above, the issue must be discussed with the CCO before trading or communicating the information to anyone. The CCO, in his or her discretion, will escalate any issues or concerns regarding employees’ adherence to these policies and procedures to the partners, the Firm’s General Counsel, or other relevant senior management as necessary.

7 | Page